                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13D
                                   (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                      PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                      THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No.      )(1)





                                  BERTUCCI'S, INC.
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                                  (Name of Issuer)


                           COMMON STOCK, PAR VALUE $.005
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                           (Title of Class of Securities)


                                     086063104
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                                   (CUSIP Number)


        JOSEPH CRUGNALE, 14 AUDUBON ROAD, WAKEFIELD, MA 01880  (781)246-7878
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        (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)


                                 FEBRUARY 13, 1998
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              (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on Following Pages)

                             (Page 1 of 8 Pages)


____________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 086063104                13D                 Page 2 of 8 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JOSEPH CRUGNALE
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /x/

                                                                      (b) / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                                   / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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               7    SOLE VOTING POWER

                    NONE
               ---------------------------------------------------------------
NUMBER OF
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            2,177,710
EACH           ---------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH                NONE
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,177,710
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,177,710
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.4%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 086063104                13D                 Page 3 of 8 Pages

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     TEN IDEAS, INC.    EIN#: 04-3407863
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)      /x/
                                                                 (b)      / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                                   / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF DELAWARE
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               7    SOLE VOTING POWER

                    NONE
NUMBER OF      ---------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            2,177,710
EACH           ---------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH                NONE
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,177,710
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,177,710
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.4%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
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

Item 1.  Security and Issuer.

     This statement relates to shares of the Common Stock, $0.005 par value (the "Shares"), of Bertucci's, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 14 Audubon Road, Wakefield, MA 01880.

Item 2.  Identity and Background.

     This statement is being filed by Joseph Crugnale, an individual, and Ten Ideas, Inc., a Delaware corporation ("Ten Ideas") (Mr. Crugnale and Ten Ideas are collectively referred to as the "Stockholders"). Mr. Crugnale, a United States citizen, is the founder, President and Chief Executive Officer of the Company. Mr. Crugnale formed Ten Ideas and Ten Ideas Acquisition Corp., a Massachusetts corporation ("Acquisition"), for the sole purpose of acquiring the outstanding Shares of the Company not currently owned by him. Mr. Crugnale is the sole shareholder of Ten Ideas, which in turn is the sole shareholder of Acquisition. On February 13, 1998, Ten Ideas and Acquisition entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company, pursuant to which Acquisition would be merged with and into the Company, making the Company a wholly-owned subsidiary of Ten Ideas (the "Merger"). The Merger Agreement constitutes Exhibit 99.2 to this statement and is incorporated herein by reference. Ten Ideas and Acquisition have not carried on any activities to date other than those incident to their formation and the transactions contemplated by the Merger Agreement. The filing of this statement shall not be deemed an admission that the Stockholders are subject to the provisions of Rules 13d-1(a) and 13d-2(a) under the Securities Exchange Act of 1934, as amended.

     The business address of each of the Stockholders is 14 Audubon Road, Wakefield, MA 01880. The Stockholders have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Shares to which this statement relates were originally acquired by Mr. Crugnale with his personal funds upon the Company's founding in 1981. Mr. Crugnale has previously reported beneficial ownership of the Shares to which this statement relates on Schedule 13G filed under the Securities Exchange Act of 1934, as amended.

Item 4.  Purpose of Transaction.

     Immediately prior to the execution and delivery of the Merger Agreement on February 13, 1998, Mr. Crugnale was the beneficial owner of 2,177,710 Shares, which Shares were held for investment purposes. On February 13, 1998, Ten Ideas and

Acquisition entered into the Merger Agreement with the Company, pursuant to which (i) Acquisition will merge with and into the Company, resulting in the Company becoming a wholly-owned subsidiary of Ten Ideas, and (ii) each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held at such time in the Company's treasury, by any subsidiary of the Company, or by the Stockholders, which Shares will be canceled without payment, and other than Shares in respect of which appraisal rights have been perfected properly under the applicable sections the Massachusetts Business Corporation Law) will be converted into the right to receive $8.00 in cash, without interest.

     In order to facilitate the consummation of the Merger, Mr. Crugnale has agreed under the Merger Agreement that (i) at or prior to the effective time of the Merger, Mr. Crugnale and certain trusts established for the benefit of his minor children will transfer all of the Shares held by them to Ten Ideas, and (ii) Mr. Crugnale shall cause all of such Shares to be voted in favor of the adoption and approval of the Merger Agreement and the Merger at a special meeting of shareholders of the Company to be called for such purpose.

     The proposed Merger is subject to various customary conditions, including, among others, (i) approval by the affirmative vote of the holders of two-thirds of the outstanding Shares, (ii) the receipt by Ten Ideas and Acquisition of cash proceeds of the financing contemplated by the Merger Agreement in amounts sufficient to consummate the Merger, and (iii) the receipt by Ten Ideas and Acquisition of all of the necessary consents and/or approvals of governmental entities and third parties in connection with the execution and delivery of the Merger Agreement and the consummation of the Merger and the other transactions contemplated thereby, unless the failure to obtain such consent and/or approval would not have a material adverse effect on the Company or the financing required to consummate the Merger.

Item 5.  Interest in Securities of the Issuer.

     Mr. Crugnale is the beneficial owner of 2,177,710 Shares, constituting approximately 24.4% of the outstanding Shares of the Company. 2,938 of the Shares referenced in the preceding sentence are held in trusts for the benefit of Mr. Crugnale's minor children. Mr. Crugnale is the sole shareholder of Ten Ideas. By virtue of the provisions of the Merger Agreement described in the second paragraph of Item 4 above, Ten Ideas may be deemed to beneficially own 2,177,710 Shares, and to share with Mr. Crugnale the power to vote or dispose of such Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth in Item 4 is incorporated herein by reference. Reference is made to the full text of the Merger Agreement which constitutes Exhibit 99.2 hereto and is incorporated herein by this reference.

                                  Signatures


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 15, 1998


/s/ Joseph Crugnale
-------------------------------
Joseph Crugnale


TEN IDEAS, INC.


By:  /s/ Joseph Crugnale
   ---------------------------
Name:  Joseph Crugnale
Title: President

Item 7.  Material to be Filed as Exhibits.

Exhibit No.:   Description:

99.1           Schedule 13D Joint Filing Agreement

99.2 Agreement and Plan of Merger dated February 13, 1998 among Bertucci's, Inc., Ten Ideas, Inc. and Ten Ideas Acquisition Corp. (incorporated by reference to Exhibit (c)(1) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 and Amendment No. 1 thereto, filed with the Securities and Exchange Commission on March 19, 1998 and April 8, 1998, respectively, by the Company, Ten Ideas, and Acquisition)